EXHIBIT 12.1
THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months
	Ended
	September		Year Ended November
	2009		2008		2007		2006		2005
	($ in millions)
Net earnings	$8,437		$2,322		$11,599		$9,537		$5,626
Add:
Provision for taxes	4,015		14		6,005		5,023		2,647
Portion of rents representative of an interest factor	109		146		137		135		119
Interest expense on all indebtedness	5,193		31,357		41,981		31,688		18,153

Pre-tax earnings, as adjusted	$17,754		$33,839		$59,722		$46,383		$26,545

Fixed charges(1):
Portion of rents representative of an interest factor	$109		$146		$137		$135		$119
Interest expense on all indebtedness	5,251		31,444		42,051		31,755		18,161

Total fixed charges	$5,360		$31,590		$42,188		$31,890		$18,280

Preferred stock dividend requirements	1,522		283		291		212		25

Total combined fixed charges and preferred stock dividends	$6,882		$31,873		$42,479		$32,102		$18,305

Ratio of earnings to fixed charges	3.31	x	1.07	x	1.42	x	1.45	x	1.45	x

Ratio of earnings to combined fixed charges and preferred stock dividends	2.58	x	1.06	x	1.41	x	1.44	x	1.45	x

(1)	Fixed charges include capitalized interest of $58 million, $87 million, $70 million, $67 million and $8 million as of September 2009, November 2008, November 2007, November 2006 and November 2005, respectively.